SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

         Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 1-10281

                            Smith Corona Corporation
                    -----------------------------------------
             (Exact name of registrant as specified in its charter)

                   839 Route 13 South, Cortland, NY 13045-0990
                                 (607) 753-6011
                    -----------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $.01 per share
                    -----------------------------------------
            (Title of each class of securities covered by this Form)

                     Common Stock, $.001 par value per share
                        Warrants to Purchase Common Stock
                  Rights to Purchase Preferred Stock, Series A
                  --------------------------------------------
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)  [X]          Rule 12h-3(b)(1)(ii) [ ]
                  Rule 12g-4(a)(1)(ii) [ ]          Rule 12h-3(b)(2)(i)  [ ]
                  Rule 12g-4(a)(2)(i)  [ ]          Rule 12h-3(b)(2)(ii) [ ]
                  Rule 12g-4(a)(2)(ii) [ ]          Rule 15d-6           [ ]
                  Rule 12h-3(b)(1)(i)  [X]

         Approximate number of holders of record as of the certification or notice date: 0 (all shares cancelled as of February 28, 1997 pursuant to Smith Corona Corporation's plan of reorganization dated September 6, 1996, as amended).

         Pursuant to the requirements of the Securities Exchange Act of 1934, Smith Corona Corporation has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

                                            SMITH CORONA CORPORATION



Date: March 5, 1997                         By:  /s/ John A. Piontkowski
                                                 _________________________
                                                 John A. Piontkowski
                                                 Senior Vice President and
                                                   Chief Financial Officer



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